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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

KAISER GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

483059101

(CUSIP Number)

Tennenbaum & Co., LLC
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
(310) 566-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 17, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 483059101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TENNENBAUM & CO., LLC; IRS No. 95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 477,924

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 477,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%(1)

14	TYPE OF REPORTING PERSON* OO

(1)  Based on 1,590,062 shares of common stock outstanding as of May 14, 2002, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended March 31, 2002.

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CUSIP NO. 483059101	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,000

	8	SHARED VOTING POWER 477,924

	9	SOLE DISPOSITIVE POWER 222,000

	10	SHARED DISPOSITIVE POWER 477,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0%(1)

14	TYPE OF REPORTING PERSON* IN

(1)  Based on 1,590,062 shares of common stock outstanding as of May 14, 2002, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended March 31, 2002.

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     This Amendment No. 1 to Schedule 13D relating to Kaiser Group Holdings, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on March 26, 2002 (the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

     The information in Item 1 is hereby amended and restated as follows:

This Schedule 13D (“Statement”) relates to the beneficial ownership of 699,924 shares of common stock, par value of $0.01 per share (“Shares”), of Kaiser Group Holdings, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal executive offices is 9300 Lee Highway, Fairfax, Virginia 22031.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information in Item 3 is hereby amended and restated as follows:

This Statement relates to the acquisition by the Reporting Persons from one or more sellers in the open market of 31,700 shares of Common Stock. The Reporting Persons purchased the 31,700 shares of Common Stock using the sources of funds described in Item 4 of the Cover Pages hereof as follows:

		Number of Shares of
Date	Reporting Person	Common Stock	Price Per Share

6/17/02	Michael E. Tennenbaum	31,700	$3.65

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The information in Item 5 is hereby amended and restated as follows:

     (a)  The shares of Common Stock identified in Item 1 constitute approximately 44.0% of the outstanding Common Stock of Issuer based on 1,590,062 shares of Common Stock outstanding as of May 14, 2002, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended March 31, 2002.

     (b)  Mr. Tennenbaum has the sole power of voting and disposition with respect to the 222,000 shares he has acquired. By reason of Mr. Tennenbaum’s position as managing member of TCO, Mr. Tennenbaum and TCO may be deemed to share voting and disposition powers with respect to the shares TCO has acquired.

     (c)  Except as described in this statement, the Reporting Persons have not effected transactions in the Common Stock of Issuer within 60 days prior to the date of this statement.

     (d)  Not applicable.

     (e)  Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 24, 2002

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum, individually and as Managing Member of Tennenbaum & Co., LLC

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EXHIBIT INDEX

Exhibit No.	Document

Exhibit 1	Joint Filing Agreement incorporated herein by reference to Exhibit 1 to Schedule 13D of Kaiser Group Holdings, Inc. filed with the Securities and Exchange Commission on March 26, 2002.

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